

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 1, 2017

Via E-mail
Mr. Matthew Iocco
Chief Accounting Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

Re: **Vornado Realty Trust and Vornado Realty LP
        Form 10-K for the Year Ended December 31, 2016
        Filed February 13, 2017
        Form 8-K
        Filed February 14, 2017
        File Nos. 001-11954 and 001-34482**

Dear Mr. Iocco:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities